Filed by Viisage Technology, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended
Subject Company: Identix Incorporated
Subject Company’s Exchange Act
File No. 01-09641
Viisage Technology, Inc. announced its merger with Identix Incorporated by issuing the following press release on January 12, 2006.
FOR IMMEDIATE RELEASE
Chad Crouch
Viisage
703-414-5474
ccrouch@Viisage.com
Damon Wright
Identix
952-979-8485
damon.wright@Identix.com
Doni Fordyce
L-1 Investment Partners
203-504-1109
dfordyce@L-1ip.com
Viisage and Identix to Merge to Create Biometric Identity Solution Leader
•	Establishes the Industry’s Most Comprehensive Multi-Modal Biometric Platform for Securing and Protecting Personal Identities
•	Management Team to be Led by Robert V. LaPenta as Chairman and Chief Executive Officer
•	Combined Pro Forma Calendar 2006 Estimated Revenue of $220 Million and EBITDA of at Least $40 Million
BILLERICA, Mass. and MINNETONKA, Minn. – January 12, 2006 – Identity solutions provider Viisage Technology, Inc. (Nasdaq: VISGD) and biometric technology innovator Identix Incorporated (Nasdaq: IDNX) today announced they have entered into a definitive agreement to merge in an all stock transaction. The combined company will blend two complementary approaches to solving the challenge of protecting and securing personal identities by establishing the industry’s most comprehensive single platform for multi-modal finger, face, skin and imaging identity solutions. The combination has been approved by the respective boards of directors of each company.
The combined company, on a pro forma calendar 2006 basis, is expected to have revenue of approximately $220 million and EBITDA of at least $40 million, including synergies and operating efficiencies.
Under the terms of the transaction, Identix shareholders will receive a fixed exchange ratio of 0.473 newly issued shares of Viisage stock for each share of Identix stock. The transaction is expected to be tax-free to shareholders of both companies for U.S. federal income tax purposes. Based on Viisage’s closing stock price of $17.69 on January 11, 2006, the transaction is valued at approximately $770 million on a fully diluted basis.
Upon completion of the transaction, current Identix shareholders will own approximately 59 percent of the combined company and current Viisage shareholders will own approximately 41 percent of the combined company. The combined company’s board of directors will consist of 12 directors, with seven of the members designated by Viisage and affiliates and five designated by Identix. The headquarters of the combined company will be in Stamford, Connecticut. In addition, certain affiliates of both Viisage and Identix have agreed to vote their shares in favor of the merger.
Following the close of the transaction, the company expects to evaluate alternatives for repurchasing outstanding shares, including the potential issuance of convertible debt.
“The combination of Identix’ advanced multi-biometric search technology with Viisage’s expertise in secure credentials, document authentication and verification will create a global leader in biometric security, providing end-to-end identity solutions for state, local, national and foreign government use, as well as a wide application across the commercial sector,” said Robert V. LaPenta, Chairman of the Board of Viisage. “With its proven technology, strength of management and services, and marquee customer base, the combined entity has the ability to achieve significant revenue growth and profitability.”
Upon completion of the merger, Mr. LaPenta, Viisage’s Chairman, will become Chairman and Chief Executive Officer of the combined company. Mr. LaPenta is the Chairman, CEO and founder of L-1 Investment Partners, Chairman of the Board of Viisage, and former President, Chief Financial Officer and co-founder of L-3 Communications. Dr. Joseph J. Atick, currently Chief Executive Officer of Identix, will become Vice Chairman of the combined company’s Board of Directors and Chief Strategic Officer.
“This is a fantastic opportunity for the new company’s shareholders, employees and customers and will create a formidable combination in the identity solution / management and biometrics sector,” said Dr. Joseph Atick, CEO of Identix.
Unlocking the Potential of Strong Synergies
Driven by a combined global sales force, the merger unlocks the potential of both organization’s strengths in biometrics, credentialing and imaging solutions and offers many natural synergies. For example, Viisage and Identix each have current customer relationships today with the Department of State, with Identix providing biometric facial recognition products for the U.S. VISA program and Viisage acting as the sole source provider for U.S. passports.
The combined technologies are uniquely suited to support multiple identity programs including visa and passport issuance, border control and security, voting program integrity, secure logical access for enterprise and government, and the myriad of government-related access card requirements. In addition, the new company also can successfully meet rigorous government mandates including HSPD12, TWIC, WHTI, US- VISIT, Registered Traveler, HAZMAT, Real ID and ePassport, among others.
The merger positions the new company as a market leader in the biometrics sector. The combined capabilities allow the new company to effectively compete for approximately

80 percent of a market opportunity projected by Frost & Sullivan to reach $3.5 billion by 2008*.
The transaction is expected to close in the second calendar quarter of 2006 and is subject to customary regulatory approvals and other closing conditions, including approval by Viisage and Identix shareholders at their respective stockholder meetings.
Bear, Stearns & Co. Inc. is serving as financial advisor to Viisage, while USBX Advisory Services LLC provided a fairness opinion to the Viisage Board. Janney Montgomery Scott LLC is serving as financial advisor to Identix and has provided a fairness opinion to the Identix Board.
Conference Call Today
The management of Viisage, Identix, and L-1 will host a conference call with the investment community to discuss this merger beginning at 9:00 a.m. ET on Thursday, January 12, 2006. The dial-in number for the call is 866-713-8566, confirmation code 12298018. Internationally, please dial 617-597-5325, using the same confirmation code. To access a live webcast, please go to the Investor Relations section at www.Viisage.com at least 10 minutes prior to the start of the call and follow the directions. A replay of the webcast will be available at both company’s Web site beginning one hour after completion of the call. There also will be a corresponding Powerpoint presentation available.
About Viisage Technology, Inc.
Viisage (NASDAQ: VISGD) delivers advanced technology identity solutions for governments, law enforcement agencies and businesses concerned with enhancing security, reducing identity theft, and protecting personal privacy. Viisage solutions include secure credentials such as passports and drivers’ licenses, biometric technologies for uniquely linking individuals to those credentials, and credential authentication technologies to ensure the documents are valid before individuals are allowed to cross borders, gain access to finances, or granted other privileges. With over 3,000 installations worldwide, Viisage’s identity solutions stand out as a result of the Company’s industry-leading technology and unique understanding of customer needs. Viisage’s product suite includes FaceTOOLS(R) SDK, Viisage PROOF™, FaceEXPLORER(R), iA-thenticate(R), BorderGuard(R), FacePASS™ and FaceFINDER(R).
About Identix Incorporated
Identix Incorporated (Nasdaq:IDNX) is the world’s leading multi-biometric technology company. Identix provides fingerprint, facial and skin biometric technologies, as well as systems, and critical system components that empower the identification of individuals in large-scale ID and ID management programs. The Company’s offerings include live scan systems and services for biometric data capture, mobile systems for on-the-spot ID, and backend standards-based modules and software components for biometric matching and data mining. Identix products are used to conduct background checks, speed travel and commerce via secure identification documents, prevent identity fraud in large-scale government and civil ID programs, and control access to secure areas and networks. With a global network of partners, such as leading system integrators, defense prime contractors and OEMs, Identix serves a broad range of markets including government, law enforcement, gaming, finance, travel, transportation, corporate enterprise and healthcare. More information on Identix can be accessed via the Company web site at http://www.Identix.com.
About L-1 Investment Partners
L-1 Investment Partners LLC was founded in June 2005 by Robert V. LaPenta, former President, Chief Financial Officer and co-founder of L-3 Communications. L-1 invests in public and private entities in the biometric technologies and security solutions sector and provides both growth capital and management expertise to assist its portfolio companies in building their businesses.
Forward-Looking Statements
The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on Viisage’s and Identix’ current expectations and beliefs and are subject to a number of risks and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Examples of such forward looking statements include Identix’ belief that the merger will be completed, Viisage is an excellent fit with Identix, the merger of Identix and Viisage will strengthen the combined company’s activities, and that the merger will add a base of new customers and expand the scope of the combined company’s products. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include, among others, the following risks: that the merger will not close, that the regulatory or shareholders approval will not be obtained, that the closing will be delayed, that customers and partners will not react favorably to the merger, integration risks, the risk that the combined companies may be unable to achieve cost-cutting synergies, and other risks described in Identix’ and Viisage’s Securities and Exchange Commission filings, including the Registration Statement on Form S-4 to be filed with the SEC in connection with the transaction, Identix’ Annual Report on Form 10-K for the year ended June 30, 2005 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Viisage’s Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarters ended April 3, 2005, July 3, 2005 and October 2, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Neither Identix nor Viisage undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.
EBITDA
Viisage uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income (loss) interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measures help illustrate underlying operating trends in the Company’s business and uses the measures to establish internal budgets and goals, manage the business, and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.
Additional Information and Where to Find It
Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.
Participants In Solicitation
Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.
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*Frost and Sullivan, North American Biometrics Markets – Investment Analysis and Growth Opportunities, F637-F1